UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			     (Amendment No. 7)


			Red Lion Hotels Corporation
			     (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				756764106
			      (CUSIP Number)

			      Alexander B. Washburn
			c/o Columbia Pacific Advisors, LLC
			1910 Fairview Avenue East, Suite 500
			     Seattle, Washington 98102
	     (Name, Address and Telephone Number of Person Authorized to
			Receive Notices and Communications)


			     January 19, 2011
	    (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

























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Cusip No.  756764106		Schedule 13-D			Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 4 of 10



1.	Names of Reporting Persons
	Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 7 of 10


1.	Names of Reporting Persons
	Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 8 of 10

				EXPLANATORY NOTE

       This Amendment No. 7 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010 and
December 1, 2010 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4.	Purpose of Transaction

       The Reporting Persons have sent a letter to the Board of Directors of the Issuer. A copy of the referenced letter is attached as Exhibit A.



Item 5.	Interest in Securities of the Issuer
       The response set forth in Item 5(c) of the Schedule 13D is hereby replaced in its entirety by the following:

       (c) No trades of Common Stock have been made during the past 60 days by the Reporting Persons on behalf of the Fund.



Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Letter to the Board of Directors.



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Cusip No.  756764106		Schedule 13-D			Page 9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 20, 2011	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  January 20, 2011	COLUMBIA PACIFIC ADVISORS, LLC (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  January 20, 2011	/s/ Alexander B. Washburn
				Alexander B. Washburn (1)



Dated:  January 20, 2011	/s/ Daniel R. Baty
				Daniel R. Baty (1)



Dated:  January 20, 2011	/s/ Stanley L. Baty
				Stanley L. Baty (1)



Dated:  January 20, 2011	/s/ Brandon D. Baty
				Brandon D. Baty (1)


________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.



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Cusip No.  756764106		Schedule 13-D			Page 10 of 10



				Exhibit A


January 19, 2011


Board of Directors
Red Lion Hotels Corporation
201 West North River Drive,
Suite 100
Spokane, WA 99201


Dear Directors:

As the largest shareholder of Red Lion Hotels Corporation, we are encouraged by the Company's strategic decision to unlock value in Company real estate assets through the sale of both the Red Lion Hotel Fifth Avenue and the Red Lion Hotel Denver Southeast. This is an important first step in the process to create and return value to shareholders. We believe it is important and consistent with the Board's fiduciary duty that this sale process be structured to maximize the return to shareholders, including considering offers with or without franchise licenses. And while we are encouraged that this process has begun, we believe the fact that these two hotels represent a large percentage of the Company's enterprise value should compel the Board to explore the sale of the entire Company or all of its real estate assets while focusing on growing the high margin franchise and management businesses.

We intend to closely follow the process and, as previously disclosed, may choose to directly participate.


Sincerely,


Columbia Pacific Opportunity Fund, L.P.